New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Pedro J. Bermeo
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4091 tel 212 701 5091 fax pedro.bermeo@davispolk.com

February 5, 2021

Re:	Crown PropTech Acquisitions Registration Statement on Form S-1 Registration No. 333-252307 CONFIDENTIAL

Mr. Geoff Kruczek

Mr. Thomas Jones

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Kruczek and Mr. Jones:

On behalf of our client, Crown PropTech Acquisitions, a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 4, 2021.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.

Amendment No. 1 to Registration Statement on Form S-1

General

We note the indication of interest from the anchor investor and its purchase of founder shares from the sponsor. Please disclose the number and percentage of votes your sponsor and the anchor investor would be entitled to cast if you solicit proxies for a business combination. Compare that number and the related percentage to the total shares outstanding and the minimum number of shares required to constitute a quorum for a meeting held to approve your initial business combination.

Thomas Jones Geoff Kruczek Division of Corporation Finance Office of Manufacturing U.S. Securities and Exchange Commission	2	February 5, 2021

Response:	In response to the Staff’s comment, we supplementally submit as Exhibit A hereto a selection of changed pages to the Registration Statement reflecting revised disclosure responding to the Staff’s comment. The Company intends to include the revised disclosure in a final prospectus, which the Company would file pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

Should any questions arise, please do not hesitate to contact me at (212) 450-4091 (tel), (212) 701-5091 (fax) or pedro.bermeo@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Pedro J. Bermeo
Pedro J. Bermeo

cc:

Richard Chera, Chief Executive Officer, Crown PropTech Acquisitions

Richard Alsop, Shearman & Sterling LLP

Harald Halbhuber, Shearman & Sterling LLP

Derek Dostal, Davis Polk & Wardwell LLP

Exhibit A

Filed pursuant to Rule 424(b)(4)

Registration Statement No. 333-252307

Crown PropTech Acquisitions
$200,000,000
20,000,000 Units

Crown PropTech Acquisitions is a newly incorporated blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of this offering, subject to further conditions described elsewhere in this prospectus, and will expire five years after the completion of our initial business combination or earlier upon redemption or our liquidation, as described herein. The underwriters have a 45-day option from the date of this prospectus to purchase up to an additional 3,000,000 units to cover over-allotments, if any.

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding Class A ordinary shares that were sold as part of the units in this offering, which we refer to collectively as our public shares, subject to the limitations and on the conditions described herein. If we have not completed our initial business combination within 24 months from the closing of this offering, we will redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and certain conditions as further described herein.

Our sponsor, Crown PropTech Sponsor, LLC, and certain funds and accounts managed by subsidiaries of BlackRock, Inc., which we collectively refer to as our anchor investor, have committed to purchase an aggregate of 4,000,000 warrants (or 4,400,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per warrant, or $6,000,000 in the aggregate (or $6,600,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering.

Our anchor investor has entered into an agreement with us that provides the anchor investor the option, but not the obligation, to purchase an aggregate of up to 30% of our Class A ordinary shares, for a purchase price of $10.00 per Class A ordinary share, in any financing transaction we may conduct in connection with our initial business combination. The anchor investor is not affiliated with us, our sponsor or any of our officers or directors.

Prior to the consummation of this offering, our initial shareholders, which include our sponsor and our anchor investor, will own an aggregate of 5,750,000 Class B ordinary shares, up to 750,000 of which may be surrendered to us for no consideration after the closing of this offering depending on the extent to which the underwriters’ over-allotment option is exercised. The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to the adjustments described herein. Only holders of Class B ordinary shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our initial business combination. On any other matters submitted to a vote of our shareholders, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

Our anchor investor has expressed to us an interest to purchase an aggregate of approximately $15 million (or 7.5%) of units in this offering at the offering price and we have agreed to direct the underwriters to sell to the anchor investor such amount of units. Because these expressions of interest are not binding agreements or commitments to purchase, our anchor investor may determine to purchase more, fewer or no units in this offering or the underwriters may determine to sell more, fewer or no units to our anchor investor. If we seek shareholder approval for an initial business combination, we will complete such initial business combination only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. A quorum for such meeting will be present if the holders of a majority of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. If our anchor investor purchases the full $15 million of units it has expressed an interest in purchasing, the anchor investor would own approximately 8.0% of the outstanding ordinary shares following this offering (or 7.2% of the outstanding ordinary shares following this offering if the over-allotment option is exercised in full) and our sponsor would own 17.0% of the outstanding ordinary shares following this offering (or 17.1% of the outstanding ordinary shares if the over-allotment option is exercised in full). If this were to occur and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) as compared to 7,500,001, or 37.5%, of the Class A ordinary shares sold in this offering that would be needed in the event our anchor investor does not purchase any units in this offering. Our anchor investor is not required to vote in favor of our initial business combination. For a discussion of certain additional arrangements with our anchor investors, see “Summary — The Offering — Expressions of Interest.”

Currently, there is no public market for our units, Class A ordinary shares or warrants. We have been approved to list our units on the New York Stock Exchange, or NYSE, under the symbol “CPTK.U” We expect that our units will be listed on the NYSE on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on the NYSE. We expect the Class A ordinary shares and warrants comprising the units to begin separate trading on the 52nd day following the date of this prospectus (or the immediately following business day if such 52nd day is not a business day) unless RBC Capital Markets, LLC, the representative of the underwriters, informs us of its decision to allow earlier separate trading, subject to our satisfaction of certain conditions as described further herein. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and warrants will be listed on the NYSE under the symbols “CPTK” and “CPTK WS,” respectively.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 39 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

No offer or invitation to subscribe for securities may be made to the public in the Cayman Islands.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	200,000,000
Underwriting discounts and commissions(1)	$0.55	11,000,000
Proceeds, before expenses, to us	$9.45	189,000,000

(1)	$0.20 per unit, or $4,000,000 in the aggregate (or $4,600,000 if the underwriters’ over-allotment option is exercised in full), is payable upon the closing of this offering. Includes $0.35 per unit, or $7,000,000 in the aggregate (or up to $8,050,000 in the aggregate if the underwriters’ over-allotment option is exercised in full) payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States and released to the underwriters only upon the completion of an initial business combination. Of such amount, at the sole discretion of our management team after consultation with RBC Capital Markets, LLC, up to $0.175 per unit, or up to $3,500,000 (or $4,025,000 if the over-allotment option is exercised in full), may be paid to a third-party advisor that is not participating in this offering that assists us in identifying or consummating our initial business combination. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $200,000,000, or $230,000,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a trust account located in the United States at J.P. Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, after deducting $4,000,000 in underwriting discounts and commissions payable upon the closing of this offering (or $4,600,000 if the underwriters’ over-allotment option is exercised in full) and an aggregate of $2,000,000 to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering.

agreed to direct the underwriters to sell to the anchor investor such amount of units.

Because this expression of interest is not a binding agreement or commitment to purchase, our anchor investor may determine to purchase more, fewer or no units in this offering or the underwriters may determine to sell more, fewer or no units to our anchor investor. If our anchor investor purchases the full $15 million of units it has expressed an interest in purchasing, the anchor investor would own approximately 8.0% of the outstanding ordinary shares following this offering (or 7.2% of the outstanding ordinary shares following this offering if the over-allotment option is exercised in full) and our sponsor would own 17.0% of the outstanding ordinary shares following this offering (or 17.1% of the outstanding ordinary shares if the over-allotment option is exercised in full). If this were to occur and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) as compared to 7,500,001, or 37.5%, of the Class A ordinary shares sold in this offering that would be needed in the event our anchor investor does not purchase any units in this offering. Our anchor investor is not required to vote in favor of our initial business combination. Thus, in the event that our anchor investor purchases such units (either in this offering or after) and votes its public shares and founder shares in favor of our initial business combination, a smaller portion of affirmative votes from other public stockholders would be required to approve our initial business combination.

Anchor Investor Agreements	Our anchor investor has agreed to purchase 575,000 founder shares from our sponsor and 800,000 private placement warrants (or 880,000 if the over-allotment option is exercised in full) from us prior to the consummation of this offering. The number of founder shares held by our anchor investor may be subject to certain levels of forfeitures of up to 431,250 founder shares if, as of the date of the vote by our shareholders to approve, if applicable, the initial business combination or the business day immediately prior to the closing of such initial business combination, our anchor investor either (i) does not own at least 7.5% of the total Class A ordinary shares included in the units offered in this offering, but excluding such Class A public shareholders for a vote, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001, or 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) or if our anchor investor purchases the full $15 million of units it has expressed an interest in purchasing and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised); and

•  the founder shares are automatically convertible into our Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described below adjacent to the caption “Founder shares conversion and anti-dilution rights.”

Transfer restrictions on founder shares	Except as described herein, our sponsor, our anchor investor and our directors and executive officers have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our initial business combination or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders—Transfers of Founder Shares and Private Placement Warrants”. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001, or 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) or if our anchor investor purchases the full $15 million of units it has expressed an interest in purchasing and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised). Our anchor investor is not required to vote in favor of our initial business combination.
Private placement warrants	Our sponsor and our anchor investor have committed, pursuant to a written agreement, to purchase an aggregate of 4,000,000 private placement warrants (or 4,400,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per warrant, or $6,000,000 in the aggregate (or $6,600,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. A portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $200,000,000 (or $230,000,000 if the underwriters exercise its over-allotment option in full) will be held in the trust account. The private placement warrants will be identical to the warrants sold in this offering except that, so long as they are held by our sponsor, our anchor investor or their respective permitted transferees, the private placement warrants (i) will not be redeemable by us, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the private placement warrants are held by holders other than our sponsor, our anchor investor or their permitted transferees, the private placement shareholders who attend and vote at a general meeting of the company, including the founder shares. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001, or 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) or if our anchor investor anchor investor purchases the full $15 million of units it has expressed an interest in purchasing and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised). While our anchor investor is not required to vote in favor of our initial business combination, if we seek shareholder approval of our initial business combination, the agreement by our initial shareholders and management team to vote in favor of our initial business combination and the expected ownership by our anchor investor of 7.5% of the public units will increase the likelihood that we will receive an ordinary resolution, being the requisite shareholder approval for such initial business combination.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may seek to enter into a business combination transaction agreement with a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. If too many public shareholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination. The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with a business combination and such amount of deferred underwriting discount is not available for us to use as consideration in an initial business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001 upon completion of our initial business combination, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to our initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001 upon completion of our initial business combination or less than such greater amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption of our public shares and the related business combination, and we may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us. If we are able to consummate an initial business combination, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the deferred underwriting commissions.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure.

At the time we enter into an agreement for our initial business combination, we will not know how many shareholders may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third party financing. In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Furthermore, this dilution would increase to the extent that the anti-dilution provision of the Class B ordinary shares results in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares at the time of our initial business combination. In addition, the amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commission and after such redemptions, the amount held in trust will continue to reflect our obligation to pay the entire deferred underwriting commissions. The above conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon completion of the initial business combination.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. A quorum for such meeting will be present if the holders of a majority of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our sponsor, officers and directors will count toward this quorum and, pursuant to the letter agreement, our initial shareholders, officers and directors have agreed to vote their founder shares, private placement shares and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination. We expect that at the time of any shareholder vote relating to our initial business combination, our initial shareholders and their permitted transferees will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001, or 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) or if our anchor investor purchases the full $15 million of units it has expressed an interest in purchasing and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised). These quorum and voting thresholds, the voting agreement of our sponsor, officers and directors and the expected ownership by our anchor investor of 7.5% of the public units, may make it more likely that we will consummate our initial business combination. Each public shareholder may elect to redeem their public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

•	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of public shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Upon the public announcement of our initial business combination, if we elect to conduct redemption pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to advisors or their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Our amended and restated memorandum and articles of association require that at least five days’ notice will be given of any general meeting.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent, which we refer to as the “Excess Shares” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our initial business combination, our sponsor, officers and directors have agreed to vote their founder shares and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001, or 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised) or if our anchor investor purchases the full $15 million of units it has expressed an interest in purchasing and our anchor investor were to vote in favor of a business combination, we would need 6,000,001, or 30.0%, of the Class A ordinary shares sold in this offering to be voted in favor of such initial business combination in order to have such initial business combination approved (assuming all outstanding shares are voted and the over-allotment option is not exercised). Additionally, each public shareholder may elect to redeem their public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

Pursuant to our amended and restated memorandum and articles of association, if we have not completed our initial business combination within 24 months from the closing of this offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within 24 months from the closing of this offering. However, if our sponsor, management team or the anchor investor acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to

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